Wizzard Software Corporation
                      5001 Baum Boulevard, Suite 770
                      Pittsburgh, Pennsylvania 15213



August 23, 2005


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Re:  Wizzard Software Corporation, a Colorado corporation (the "Company")

     Post-Effective Amendment No. 4 to Registration Statement on Form SB-2 Commission File No. 333-114791

     Pre-Effective Amendment No. 4 to Registration Statement on Form SB-2 Commission File No. 333-123715


Ladies and Gentlemen:

    Pursuant to Rule 461 of the Securities and Exchange Commission, the Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m., Eastern Daylight Time, on August 23, 2005.

    The Company acknowledges that:

     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Thank you very much.

                                       WIZZARD SOFTWARE CORPORATION

                                       /s/ Christopher J. Spencer

                                       Christopher J. Spencer
                                       President